Exhibit 99.1

KAMADA LTD.
2 Holzman Street
Weizmann Science Park
P.O. Box 4081
Rehovot 7670402, Israel

Notice of Results of the 2019 Annual General Meeting of Shareholders, held on December 24, 2019

Kamada Ltd. (the “Company”) today announced that all of the proposals presented for approval at its 2019 Annual General Meeting of Shareholders held on December 24, 2019 in Rehovot, Israel (the “Meeting”) were duly approved by the shareholders of the Company.  Accordingly, at the Meeting, the shareholders of the Company approved the following:

1.
The election of the following directors to serve as members of the Company’s Board of Directors until the next annual general meeting of shareholders and until their successors are duly elected by the shareholders of the Company:

Mr. Leon Recanati
Ms. Lilach Asher Topilsky
Mr. Avraham Berger Mr. Amiram Boehm Mr. Ishay Davidi Ms. Karnit Goldwasser
Mr. Jonathan Hahn
Mr. David Tsur

2.	The Company entering into an indemnification and exculpation agreement with each of Ms. Lilach Asher Topilsky, Mr. Amiram Boehm, Mr. Ishay Davidi and Ms. Karnit Goldwasser.

3.	The amendment to the Company’s Compensation Policy for Executive Officers and Directors, with respect to the procurement of directors’ and officers’ liability insurance.

4.
The ratification and approval of the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accountants for the year ending December 31, 2019 and for such additional period until the next annual general meeting.